[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, P.C.]

February 5, 2007

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Riedler

  Re:
  Optimer Pharmaceuticals, Inc.
  Registration Statement on Form S-1 (File No. 333-138555)

Dear Mr. Riedler:

        On behalf of Optimer Pharmaceuticals, Inc. ("Optimer" or the "Company"), we are sending to the Staff the attached clean and marked copies of pre-effective Amendment No. 4 to the above-referenced Registration Statement on Form S-1.

        Should you have any follow-up questions, please call Martin Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
Mark Liu

Enclosures

cc:
Michael N. Chang, Optimer Pharmaceuticals, Inc.
John D. Prunty, Optimer Pharmaceuticals, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Cheston J. Larson, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Robert Bruning, Ernst & Young LLP